SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM and US Airways sign a codeshare agreement

Our Passengers will have five new options of internal flights in the United States departing from Miami, New York and Orlando

Sao Paulo, November 24th, 2010 – We have signed a codeshare agreement that increases the options of destinations for the passengers flying from or to South and North America. As of December 1st, our clients will have new options of internal flights in the United States departing from the bases in Miami, New York and Orlando. Initially, the (two-way) flights between Miami and Philadelphia; New York and Phoenix; Orlando and Phoenix; Orlando and Philadelphia, and Orlando and Washington will be offered. These destinations are already available for reservation and purchase.

Since the codeshare agreement between both companies is bilateral, each company may sell seats in flights operated by the partner, as if it was its own flight. “Our partnership with US Airways will increase our network’s connectivity. This agreement will offer the clients facility in the moment of planning their trip and comfort throughout the flight,” states Commercial and Planning Vice President, Paulo Castello Branco.

“We are excited about signing this agreement with TAM and offering new options to our passengers,” said Andrew Nocella, senior Marketing and Planning vice-president of US Airways. “A codeshare agreement is convenient for the passenger, who can now make reservations to the flights directly with US Airways and TAM, and travel to destinations where both airlines do not serve with their own aircrafts.”

For US Airways passengers, this agreement will offer a more convenient option to make reservations, issue tickets and dispatch baggage directly from the company base in Rio de Janeiro to destinations such as Sao Paulo, Salvador, Recife and Brasilia.

Since both companies are members of Star Alliance, the members of US Airways' Dividend Miles and TAM Fidelidade may also enjoy the benefits of these frequent flyer programs, which include earning points and redeeming tickets in flights operated by the companies, as well as have access to the airlines’ VIP rooms.

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.4% domestic market share and 84.5% international market share in Setember 2010. We operate regular flights to 45 destinations throughout Brazil and we serve 89 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1,160 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.6 million subscribers and has awarded more than 10.8 million tickets.

Investors Relations: Phone.: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ri	Press Office: Phone: (11) 5582-9748/7441/7442/8795 tamimprensa@tam.com.br www.tam.com.br www.taminforma.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.